Filing by SEI Asset Allocation Trust pursuant to

Rule 425 under the Securities Act of 1933.

Subject company:

SEI Asset Allocation Trust

(SEC File No. 333-169852)

SEI ASSET ALLOCATION TRUST

SOLICITATION SCRIPT

MEETING DATE: February 14th, 2011

TOLL FREE # 1-866-450-8587

Greeting:

Hello, is Mr./Ms.                     available please?

Hi Mr./Ms.                    , my name is <Agent Name> and I am calling on behalf of the SEI Asset Allocation Trust on a recorded line. I would like to take a moment to speak with you about the Special meeting of shareholders to be held on February 14th, 2011. Recently you were mailed proxy materials for this upcoming meeting of shareholders.  Have you received this material?

If materials received:

The fund’s Board of Trustees is recommending that you vote in favor of the proposal outlined in the proxy statement.  For your convenience, would you like to vote on the proposal now over the phone?

If Yes:

The process will only take a few moments.

Again, my name is <Agent Name>, and I am a proxy-voting specialist calling on behalf of the SEI Asset Allocation Trust.

Today’s date is                     and the time is                     (am/pm) Eastern Time.  Would you please state your full name and full mailing address?

Are you authorized to vote all shares in this fund in all accounts?  (If yes, proceed with voting process) (If no, identify with shareholder which accounts s/he is authorized to vote and proceed with voting process)

The Board of Trustees has unanimously approved the proposal as set forth in the materials you received and recommends a favorable vote for the proposal.  How do you wish to vote your shares? (Record votes as shareholder requests)

Mr./Ms.                     I have recorded your vote as follows, for all of your SEI Asset Allocation Trust shares held in all of your accounts you are (VOTING

IN FAVOR OF/ VOTING AGAINST/ ABSTAINING ON) the proposal as set forth in the proxy materials you received.

You will receive a written confirmation of your vote.  If you wish to make any changes, you may contact us at 1-866-450-8587. Thank you very much for your participation and have a great day/evening.

If unsure of voting:

Would you like me to review the proposal with you?  (Answer all the shareholder’s questions and ask them if they wish to vote over the phone.  If they agree, continue with voting process)

If materials not received:

I can resend the materials to you. Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)  I can send you a physical copy of the materials or I can send a copy of the materials to an e-mail address.  If you choose to receive the material via e-mail, the only way to vote is to call 1-866-450-8587.  This number will be listed in the body of the e-mail.  If you choose to receive the materials via mail, the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at 1-866-450-8587.  Which method would you prefer?  (If email, type email address in the notes and read it back phonetically to the shareholder). Thank you, you will receive the materials shortly.

If shares were sold after record date:

I understand Mr./Ms.                      , however you were a shareholder on the record date and therefore you are still entitled to vote your shares.  Would you have any objections voting your shares now?

If presently not interested in voting over the phone:

(Use rebuttal) I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Should you decide to vote at a later time, please fill out and return your proxy card or you can vote via the other methods outlined in the proxy materials.  Thank you again for your time today, and have a wonderful day/evening.

ANSWERING MACHINE MESSAGE:

Hello, this message is for                     ..   My name is <Agent Name> and I am calling on behalf of the SEI Asset Allocation Trust, regarding the Special Meeting of Shareholders that is scheduled for February 14th, 2011.

Our records indicate that your vote has not yet been received.  In an effort to avoid further contact and expense to the fund we are asking you to take a moment to submit your vote.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8587 and a proxy voting specialist will assist you with voting your shares.  Specialists are available Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time. Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE:

Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the SEI Asset Allocation Trust. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on February 14th, 2011.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8587 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM — 9:00 PM

and Saturday 10:00AM — 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust.  Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.”

INBOUND - CALL IN QUEUE MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust. Our proxy specialists are currently assisting other shareholders.  Your call is important to us.  Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your SEI Asset Allocation Trust, please contact your Financial Advisor or call the SEI Asset Allocation Trust at 1-800-342-5734. Thank you for investing with the SEI Asset Allocation Trust.”

For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com.  Free copies of such materials are also available on the SEC website (http://www.sec.gov).  Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information (including the funds’ investment objectives, strategies, fees, expenses and risk considerations).

Filing by SEI Asset Allocation Trust pursuant to

Rule 425 under the Securities Act of 1933.

Subject company:

SEI Asset Allocation Trust

(SEC File No. 333-169852)

SEI ASSET ALLOCATION TRUST (OBO)

SOLICITATION SCRIPT

MEETING DATE: February 14th, 2011

TOLL FREE # 1-877-257-9961

Greeting:

Hello, is Mr./Ms.                     available please?

Hi Mr./Ms.                    , my name is <Agent Name> and I am calling on behalf of the SEI Asset Allocation Trust on a recorded line. I would like to take a moment to speak with you about the Special meeting of shareholders to be held on February 14th, 2011. Recently you were mailed proxy materials for this upcoming meeting of shareholders.  Have you received this material?

If materials received:

The fund’s Board of Trustees is recommending that you vote in favor of the proposal outlined in the proxy statement.  For your convenience, would you like to vote on the proposal now over the phone?

If Yes:

The process will only take a few moments.

Again, my name is <Agent Name>, and I am a proxy-voting specialist calling on behalf of the SEI Asset Allocation Trust.

Today’s date is                     and the time is                     (am/pm) Eastern Time.  Would you please state your full name and full mailing address?

Are you authorized to vote all shares in this fund in all accounts?  (If yes, proceed with voting process) (If no, identify with shareholder which accounts s/he is authorized to vote and proceed with voting process)

The Board of Trustees has unanimously approved the proposal as set forth in the materials you received and recommends a favorable vote for the proposal.  How do you wish to vote your shares? (Record votes as shareholder requests)

Mr./Ms.                     I have recorded your vote as follows, for all of your SEI Asset Allocation Trust shares held in all of your accounts you are (VOTING

IN FAVOR OF/ VOTING AGAINST/ ABSTAINING ON) the proposal as set forth in the proxy materials you received.

You will receive a written confirmation of your vote.  If you wish to make any changes, you may contact us at 1-877-257-9961. Thank you very much for your participation and have a great day/evening.

If unsure of voting:

Would you like me to review the proposal with you?  (Answer all the shareholder’s questions and ask them if they wish to vote over the phone.  If they agree, continue with voting process)

If materials not received:

I can resend the materials to you. Can you please verify your mailing address? (Verify entire address, including street name, number, town, state & zip)  I can send you a physical copy of the materials or I can send a copy of the materials to an e-mail address.  If you choose to receive the material via e-mail, the only way to vote is to call 1-877-257-9961.  This number will be listed in the body of the e-mail.  If you choose to receive the materials via mail, the materials will inform you of the methods available to you to cast your vote, one of which is to call us back at 1-877-257-9961.  Which method would you prefer?  (If email, type email address in the notes and read it back phonetically to the shareholder). Thank you, you will receive the materials shortly.

If shares were sold after record date:

I understand Mr./Ms.                      , however you were a shareholder on the record date and therefore you are still entitled to vote your shares.  Would you have any objections voting your shares now?

If presently not interested in voting over the phone:

(Use rebuttal) I am sorry for the inconvenience. Please be aware that as a shareholder, your vote is very important. Should you decide to vote at a later time, please fill out and return your proxy card or you can vote via the other methods outlined in the proxy materials.  Thank you again for your time today, and have a wonderful day/evening.

ANSWERING MACHINE MESSAGE:

Hello, this message is for                     ..   My name is <Agent Name> and I am calling on behalf of the SEI Asset Allocation Trust, regarding the Special Meeting of Shareholders that is scheduled for February 14th, 2011.

Our records indicate that your vote has not yet been received.  In an effort to avoid further contact and expense to the fund we are asking you to take a moment to submit your vote.

Your participation is very important.  To vote over the telephone, call toll-free at 1-877-257-9961 and a proxy voting specialist will assist you with voting your shares.  Specialists are available Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00AM to 6:00 PM Eastern Time. Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

AUTOMATED ANSWERING MACHINE MESSAGE:

Hello, this is the Broadridge Proxy Service Center calling with an important message on behalf of the SEI Asset Allocation Trust. You should have received proxy material in the mail concerning the Special Meeting of Shareholders to be held on February 14th, 2011.

Your participation is very important.  To vote over the telephone, call toll-free at 1-866-450-8587 and a proxy voting specialist will assist you with voting your shares.  Specialists are available   Monday through Friday, 9:30 AM — 9:00 PM

and Saturday 10:00AM — 6:00 PM Eastern Time.  Voting takes just a few moments and will benefit all shareholders.

Thank you for your prompt attention to this matter.

INBOUND - CLOSED RECORDING:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust.  Our offices are now closed.  Please call us back during our normal business hours  which are, Monday through Friday, 9:30 AM to 9:00 PM and Saturday 10:00 AM to 6:00 PM  Eastern Time.  Thank you.”

INBOUND - CALL IN QUEUE MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust. Our proxy specialists are currently assisting other shareholders.  Your call is important to us.  Please continue to hold and your call will be answered in the order in which it was received.”

END OF CAMPAIGN MESSAGE:

“Thank you for calling the Broadridge Proxy Services Center for the SEI Asset Allocation Trust. The Shareholder meeting has been held and as a result, this toll free number is no longer in service for proxy related shareholder calls. If you have questions about your SEI Asset Allocation Trust, please contact your Financial Advisor or call the SEI Asset Allocation Trust at 1-800-342-5734. Thank you for investing with the SEI Asset Allocation Trust.”

For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com.  Free copies of such materials are also available on the SEC website (http://www.sec.gov).  Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information (including the funds’ investment objectives, strategies, fees, expenses and risk considerations).

Filing by SEI Asset Allocation Trust pursuant to

Rule 425 under the Securities Act of 1933.

Subject company:

SEI Asset Allocation Trust

(SEC File No. 333-169852)

December 14, 2010

SEI Enhances Plan Sponsor Investment Offering through Merger

Dear Advisor:

SEI recently sent a communication announcing the impending merger between the Diversified Asset Allocation Funds and the GoalLink Funds. The complete Prospectus/Proxy Statement and all related materials may be found here:

Specifically, the Board has approved proposals to reorganize each series of SAAT listed in the left column of the chart below (each, an “Current Fund”) into the corresponding similar Proposed fund, another series of SAAT, listed in the right column of the chart below (each, a “Proposed Fund”) subject to approval by the shareholders of the Proposed  Fund (each, a “merger”).

Current Fund		Proposed Fund
SAAT Diversified Conservative Income Fund	→	SAAT Conservative Strategy Fund
SAAT Diversified Conservative Fund	→	SAAT Moderate Strategy Fund
SAAT Diversified Market Growth Fund	→	SAAT Market Growth Strategy Fund
SAAT Diversified Moderate Growth Fund	→	SAAT Market Growth Strategy Fund
SAAT Diversified Aggressive Growth Fund	→	SAAT Aggressive Strategy Fund
SAAT Diversified Aggressive Stock Fund	→	SAAT Aggressive Strategy Fund
SAAT Diversified U.S. Stock Fund	→	SAAT Aggressive Strategy Fund

To answer any questions that you may have, I would like to take this opportunity to clarify this endeavor designed to enhance the caliber of SEI’s offering to all SEI Fund shareholders:

•                  The Diversified Fund of Funds and the GoalLink Fund of Funds share many similarities, including their similar investment objectives and fees, making for a seamless transition. Please see the Prospectus/Proxy Statement for a comprehensive discussion of fees and expenses.

•                  We believe the merger, into the GoalLink Asset Allocation Funds, provides an opportunity to move into a more active asset allocation investment strategy, which capitalizes on SEI’s initiative to manage portfolios based on the ever changing economic situation.

•                  The GoalLink funds attempt to control for risk associated with broad market exposure through asset class divesification.  As a result, the GoalLink funds incorporate more asset class diversification.

Assuming approval of the merger, following the close of business on March 25, 2011, the Diversified Asset Allocation Funds will merge into the Goal Link Asset Allocation Funds. For the reasons set forth in the Prospectus/Proxy Statement, the Board recommends that shareholders of the Diversified Funds vote “FOR” the proposed merger.  Before voting, however, please read the full text of the Prospectus/Proxy Statement.

Our goal, as it has always been, is to provide your clients — our shareholders — with the optimal investment experience.

I hope this clarifies any questions that you have regarding the merger.  If you have any additional comments or questions, feel free to contact your regional director or email us at: seiadvisorfeedback@seic.com.  Thank you.

Regards,

Stephen Onofrio

Market Unit Leader

SEI Advisor Network

For more information about SEI Asset Allocation Trust or to receive a free copy of materials filed with the SEC, including the prospectus/proxy statement describing the proposed reorganization, please call (800) DIAL-SEI or go to www.proxyvote.com.  Free copies of such materials are also available on the SEC website (http://www.sec.gov).  Before making any investment decision, please read the prospectus/proxy statement in its entirety carefully because it contains important information (including the funds’ investment objectives, strategies, fees, expenses and risk considerations).

Investing involves risk including possible loss of principal.

SEI Investments Management Corporation (SIMC) is the adviser to the Funds which are distributed by SEI Investments Distribution Co. (SIDCO). SIMC and SIDCO are wholly owned subsidiaries of SEI Investments Company.